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EXHIBIT 18

May 15, 2002

Mr. Gilbert L. Danielson
Vice President, Finance and
Chief Financial Officer
Aaron Rents, Inc.
309 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

Dear Mr. Danielson:

        Note B of notes to the financial statements of Aaron Rents, Inc. (the "Company") included in its Form 10-Q for the period ended March 31, 2002 describes a change in the method of accounting for rental merchandise depreciation in the Sale and Lease Ownership division. Previously, rental merchandise depreciation commenced upon receipt in the store. Under the new method, rental merchandise depreciation will commence upon the earlier of twelve months from the date of acquisition or the rental merchandise being subject to a sales and lease ownership agreement.

        There are no authoritative criteria for determining a "preferable" rental merchandise depreciation method based on the particular circumstances; however, we conclude that the change in the method of depreciation for rental merchandise is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

        We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2001 and therefore we do not express any opinion on any financial statements of Aaron Rents, Inc. subsequent to that date.

/s/ Ernst & Young LLP

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  EXHIBIT 18